Filed by Paramount Gold and Silver Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company:  Paramount Gold and Silver Corp.

Commission File No.: 001-33630

Paramount Confirms Special Meeting of Stockholders Will Be Held on April 17, 2015 and Receipt of Letter from NYSE Regarding Lack of Timely Notice of Record Date

Winnemucca, Nevada – March 27, 2015 -Paramount Gold and Silver Corp. (NYSE/TSX:PZG) (“Paramount” or the “Company”) today confirmed that its previously announced special meeting of its stockholders will be held on April 17, 2015 beginning at 10 a.m. Eastern Time, at The Westin Hotel, 321 North Fort Lauderdale Beach Boulevard, Ft. Lauderdale, Florida, for stockholders of record as of the close of business on February 24, 2015. At the special meeting, the Company's stockholders will meet to consider and vote on the previously announced proposed transaction with Coeur Mining, Inc. (“Coeur”) (NYSE: CDE) and related proposals.

On March 25, 2015, Paramount received a letter from NYSE Regulation indicating that the NYSE MKT LLC (the “NYSE MKT”) had concluded that the Company failed to provide timely notification to the NYSE MKT of the record date for the Company’s upcoming special meeting of stockholders at least ten days prior to such record date as required by NYSE MKT Company Guide Section 703. In determining to issue a warning letter to the Company, the NYSE MKT stated that it took into consideration that this was the first time the Company failed to satisfy the notice requirements of Section 703 of the NYSE MKT Company Guide.

The Company views this failure to notify the NYSE MKT as unintentional and believes it has been and is in compliance with all other NYSE MKT listing standards and rules applicable to it.

Concurrently with the issuance of this press release, Paramount is filing a Current Report on Form 8-K with the Securities and Exchange Commission (the “SEC”) related to this matter.

Safe Harbor for Forward-Looking Statements:

This release and related documents may include “forward-looking statements” including, but not limited to, statements related to the interpretation of drilling results and potential mineralization, future exploration work at the San Miguel Project and the Sleeper Gold Project and the expected results of this work, estimates of resources including expected volumes and grades and the economic projections included in the project’s PEA. Forward-looking statements are statements that are not historical fact and are subject to a variety of risks and uncertainties which could cause actual events to differ materially from those reflected in the forward-looking statements including fluctuations in the price of gold, inability to complete drill programs on time and on budget, and future financing ability. Paramount’s future expectations, beliefs, goals, plans or prospects constitute forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws. Words such as “believes,” “plans,” “anticipates,” “expects,” “estimates” and similar expressions should also be considered to be forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by such forward-looking statements, including, but not limited to: uncertainties involving interpretation of drilling results, environmental matters, lack of ability to obtain required permitting, equipment breakdown or disruptions, and the other factors described in Paramount’s Annual Report on Form 10-K for the year ended June 30, 2014 and its most recent quarterly reports filed with the SEC. There can be no assurance that common stock of Paramount Gold Nevada Corp. will be in fact listed on the NYSE MKT LLC.

Except as required by applicable law, Paramount disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this document.

Additional Information

The joint proxy statement included in the registration statement on Form S-4 that Coeur has filed with the SEC (which registration statement was declared effective on March 16, 2015) and that Paramount has mailed to its stockholders contains information about Paramount, the San Miguel Project, Coeur, the merger agreement and related matters. Stockholders are urged to read the joint proxy statement carefully, as it contains important information that stockholders should consider before making a decision about the merger. In addition to receiving the joint proxy statement from Paramount by mail, stockholders will also be able to obtain the joint proxy statement, as well as other filings containing information about Paramount and Coeur, without charge, from the SEC's website (www.sec.gov) or, without charge, from Paramount at the telephone number and address below. This announcement is neither a solicitation of a proxy, an offer to purchase, nor a solicitation of an offer to sell shares of Paramount. Paramount and its executive officers and directors may be deemed to be participants in the solicitation of proxies from Paramount's stockholders with respect to the proposed merger. Information regarding any interests that Paramount's executive officers and directors may have in the merger is set forth in the joint proxy statement. Copies of the merger agreement and certain related documents were filed by Paramount with the SEC on December 18, 2014 on Form 8-K and are available at the SEC's website at www.sec.gov.

Paramount Gold and Silver Corp.
Christopher Crupi, CEO
Chris Theodossiou, Investor Relations
Toll-free (866) 481 2233

665 Anderson Street

Winnemucca, Nevada

Innisfree M&A Incorporated

Toll-free (888) 750-5834